UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36225

Kindred Biosciences, Inc.

(Exact name of registrant as specified in its charter)

1555 Bayshore Highway, Suite 200

Burlingame, California 94010

(650) 701-7901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.0001 par value: One (1)

Preferred Stock Purchase Rights: One (1)

Explanatory Note:  On August 27, 2021, pursuant to the Agreement and Plan of Merger, dated as of June 15, 2021 (as amended by the First Amendment, dated June 30, 2021), by and among Kindred Biosciences, Inc., a Delaware corporation (the “Company”), Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), and Knight Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Elanco (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Elanco.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kindred Biosciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 7, 2021	By:	/s/ Jinee Majors
Name: Jinee Majors
Title: Secretary